LeAnne Campbell

Work Experience

T. Colin Campbell Center for Nutrition Studies, President, 2010 - Present

The T. Colin Campbell Center for Nutrition Studies (CNS) is a 501(c)3 nonprofit organization committed to increasing awareness of the extraordinary impact that food has on the health of our bodies, our communities, and our planet. Through science-based education, service, and advocacy, we seek to inspire and connect all people, providing practical solutions to enable a healthier life, more equitable communities, and a sustainable world.

Through our Community Leads program, we offer grants to empower individuals and organizations who are focused on increasing food literacy, improving access to healthy and affordable food, and building sustainable and equitable food systems.

Our library of evidence-based educational resources includes two online certificates, one on Food and Sustainability and another on Plant-Based Nutrition, as well as articles, recipes, newsletters, and other free educational resources through our website.

At the T. Colin Campbell Center for Nutrition Studies, we believe that you have the right to better health and better information about the impact of food choices on our environment. We want to arm you with the resources and knowledge to join us in advocating for health in all areas of our existence.

Education

Cornell University, Master's, Admin. Human Service Studies, 1992 - 1994

Cornell University, BS, Human Service Studies, 1984 - 1988